As filed with the Securities and Exchange Commission on December 23, 2019

Securities Act File No. 333-231647

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK INTERNATIONAL FUND

OF BLACKROCK SERIES, INC.

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK INTERNATIONAL FUND

OF BLACKROCK SERIES, INC.

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

John A. MacKinnon, Esq. Jesse C. Kean, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Common Stock, par value, $0.0001 per share. Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-231647) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Information Statement filed on July 19, 2019 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of FDP BlackRock International Fund, a series of FDP Series, Inc., into BlackRock International Fund, a series of BlackRock Series, Inc.

PART C.

OTHER INFORMATION

Item 15.	Indemnification

Reference is made to Article V of the Registrant’s Articles of Incorporation, Article IV of the Registrant’s By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

Article IV of the By-Laws provides:

Each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or the vote of a majority of a quorum of non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Each officer and director of the Registrant claiming indemnification within the scope of Article IV of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article IV of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor, its several officers, and directors, and any person who controls the Distributor within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), from and against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1 (a)	— Articles of Incorporation — Fourth Articles of Amendment and Restatement of Corporation.(d)

(b)	— Articles of Amendment dated April 12, 2002.(e)

(c)	— Articles Supplementary dated January 31, 2003.(h)

(d)	— Articles of Amendment dated March 21, 2003.(i)

(e)	— Articles of Amendment dated October 2, 2006.(a)

(f)	— Certificate of Correction to the Articles of Amendment.(o)

(g)	— Articles Supplementary, dated January 25, 2018.(s)

(h)	— Articles Supplementary, dated December 20, 2018. (t)

2 (a)	— By-Laws — Amended and Restated By-Laws of the Registrant, effective as of December 3, 2008.(m)

3	— Voting Trust Agreements

(a)	— Not applicable.

4	— Plan of Reorganization

(a)	— Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Information Statement.

5	— Instruments Defining Rights of Security Holders

(a)	— Instrument Defining Rights of Shareholders. Incorporated by reference to Exhibits 1 and 2 above.

6	— Investment Advisory Agreements

(a)	— Form of Investment Management Agreement between Registrant, on behalf of BlackRock International Fund, and BlackRock Advisors, LLC (“BAL”).(r)

(b)	— Form of Sub-Investment Advisory Agreement between BAL and BlackRock International Limited, with respect to BlackRock International Fund.(r)

7	— Underwriting or Distribution Contracts

(a)	— Form of Amended and Restated Distribution Agreement between the Registrant and BlackRock Investments, LLC.(v)

8	— Bonus or Profit Sharing Contracts

(a)	— Not applicable.

9	— Custodian Agreements

(a)	— Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.(g)

10	— Rule 12b-1 and Rule 18f-3 Plans

(a)	— Investor A Shares Distribution Plan.(k)

(b)	— Exhibit A to the Investor A Shares Distribution Plan, amended as of October 30, 2019.(w)

(c)	— Investor C Shares Distribution Plan.(k)

(d)	— Exhibit A to the Investor C Shares Distribution Plan, amended as of April 10, 2019.(x)

(e)	— Class R Shares Distribution Plan.(n)

(f)	— Exhibit A to the Class R Shares Distribution Plan, amended as of April 10, 2019.(y)

(g)	— Amended and Restated Plan pursuant to Rule 18f-3.(b)

11	— Legal Opinions

(a)	— Opinion of Miles & Stockbridge P.C. as to the legality of the securities to be filed.(z)

12	— Tax Opinions

(a)	— Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.*

13	— Other Material Contracts

(a)	— Form of Unified Transfer Agency Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly PNC Global Investment Servicing (U.S.) Inc.)(c)

(b)	— Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(f)

(c)	— Form of Shareholders’ Administrative Services Agreement between the Registrant and BAL, dated July 1, 2019.(j)

(d)	— Form of Fifth Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC.(l)

(e)	— Form of Sixth Amended and Restated Credit Agreement among the Registrant, a syndicate of banks and certain other parties.(p)

(f)	— Form of Ninth Amended and Restated Expense Limitation Agreement by and between the Registrant, BAL and BlackRock Fund Advisors.(q)

14	— Other Opinions and Consents

(a)	— Consent of Deloitte & Touche LLP, independent registered public accounting firm of FDP BlackRock International Fund, a series of FDP Series, Inc.(z)

(b)	— Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of BlackRock International Fund, a series of BlackRock Series, Inc.(z)

15	— Omitted Financial Statements

(a)	— Not applicable.

16	— Power of Attorney

(a)	— Power of Attorney.(u)

17	— Additional Exhibits

(a)	— Not applicable.

*	Filed herewith.
(a)	Filed on September 27, 2007, as an Exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 333-56203) (the “Registration Statement”).
(b)	Incorporated by reference to Exhibit 14 to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of BlackRock Managed Account Series (File No. 333-124463), filed on November 30, 2018.

(c)	Incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Variable Series Funds, Inc. (File No. 2-74452), filed on April 23, 2007.
(d)	Incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of Mercury Pan-European Growth Fund of Mercury Funds, Inc. (File No. 333-56205), filed on September 7, 2001.
(e)	Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A of Mercury Pan-European Growth Fund of Mercury Funds, Inc. (File No. 333-56205), filed on September 13, 2002.
(f)	Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of BlackRock Focus Growth Fund, Inc. (formerly Merrill Lynch Focus Twenty Fund, Inc.) (File No. 333-89775), filed on March 20, 2001.
(g)	Incorporated by reference to Exhibit 7 to Amendment No. 2 to the Registration Statement on Form N-1A of Master Large Cap Series LLC (formerly Master Large Cap Series Trust) (File No. 333-85731), filed on January 30, 2002.
(h)	Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A of Merrill Lynch Small-Cap Growth Fund of Mercury Funds, Inc. (File No. 333-85731), filed on February 4, 2003.
(i)	Filed on September 17, 2003, as an Exhibit to Post-Effective Amendment No. 8 to the Registration Statement.
(j)	Incorporated by reference to Exhibit 8(k) to Post-Effective Amendment No. 305 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on July 1, 2019.
(k)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Emerging Markets Fund, Inc. (formerly BlackRock Global Emerging Markets Fund, Inc.) (File No. 33-28248), filed on October 28, 2008.
(l)	Incorporated by reference to Exhibit 8(i) to Post-Effective Amendment No. 923 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 25, 2019.
(m)	Filed on March 2, 2009, as an Exhibit to Post-Effective Amendment No. 12 to the Registration Statement.
(n)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (formerly BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.
(o)	Filed on February 28, 2012, as an Exhibit to Post-Effective Amendment No. 25 to the Registration Statement.
(p)	Incorporated by reference to Exhibit 8(i) to Post-Effective Amendment No. 947 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on April 29, 2019.
(q)	Incorporated by reference to Exhibit 8(i) to Post-Effective Amendment No. 967 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on November 22, 2019.
(r)	Filed on February 27, 2017, as an Exhibit to Post-Effective Amendment No. 45 to the Registration Statement.
(s)	Filed on January 26, 2018, as an Exhibit to Post-Effective Amendment No. 51 to the Registration Statement.
(t)	Filed on February 28, 2019, as an Exhibit to Post-Effective Amendment No. 55 to the Registration Statement.
(u)	Filed on May 21, 2019, as an Exhibit to Registrant’s Registration Statement on Form N-14 (the “N-14 Registration Statement”).
(v)	Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.
(w)	Incorporated by reference to Exhibit 13(d) to Post-Effective Amendment No. 314 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on October 30, 2019.
(x)	Incorporated by reference to Exhibit 13(d) to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.
(y)	Incorporated by reference to Exhibit 13(f) to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

(z)	Filed on July 17, 2019 as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

Item 17.	Undertakings.

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 23, 2019.

BLACKROCK SERIES, INC. (REGISTRANT)
ON BEHALF OF
BLACKROCK INTERNATIONAL FUND

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI (John M. Perlowski)	Director, President and Chief Executive Officer (Principal Executive Officer)	December 23, 2019

/S/ NEAL J. ANDREWS (Neal J. Andrews)	Chief Financial Officer (Principal Financial and Accounting Officer)	December 23, 2019

BRUCE R. BOND* (Bruce R. Bond)	Director

SUSAN J. CARTER* (Susan J. Carter)	Director

COLLETTE CHILTON* (Collette Chilton)	Director

NEIL A. COTTY* (Neil A. Cotty)	Director

LENA G. GOLDBERG* (Lena G. Goldberg)	Director

ROBERT M. HERNANDEZ* (Robert M. Hernandez)	Director

HENRY R. KEIZER* (Henry R. Keizer)	Director

CYNTHIA A. MONTGOMERY* (Cynthia A. Montgomery)	Director

DONALD C. OPATRNY* (Donald C. Opatrny)	Director

JOSEPH P. PLATT* (Joseph P. Platt)	Director

MARK STALNECKER* (Mark Stalnecker)	Director

KENNETH L. URISH* (Kenneth L. Urish)	Director

CLAIRE A. WALTON* (Claire A. Walton)	Director

ROBERT FAIRBAIRN* (Robert Fairbairn)	Director

*By: /S/ JANEY AHN (Janey Ahn, Attorney-In-Fact)		December 23, 2019

EXHIBIT INDEX

Exhibits	Description

12(a)	— Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.